Exhibit 99.1

SciSparc: NeuroThera-Clearmind Collaboration Advances MDMA-N-acylethanolamines IP for the Treatment of PTSD Amid Rising U.S. Federal Support for Psychedelic Innovation

U.S. publication of a patent application covering the MDMA-N-acylethanolamines combination expands intellectual property generated through the collaboration, and provides guidance addressing clinical development considerations for psychedelic drugs, including MDMA

TEL AVIV, Israel, Aug. 24, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that its  subsidiary, NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, ,today announced that its ongoing collaboration with Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind”) has advanced with the publication in the United States of a patent application covering a novel combination of 3,4-methylenedioxymethamphetamine (“MDMA”) and N-acylethanolamines, such as palmitoylethanolamide (“PEA”), for use in methods of treating post-traumatic stress disorder (PTSD), anxiety, and eating disorders. The U.S. patent application was published by the United States Patent and Trademark Office.

The publication marks a significant intellectual property milestone resulting from the ongoing collaboration between NeuroThera and Clearmind. Through this collaboration, NeuroThera’s PEA technology is integrated into Clearmind’s psychedelic-derived therapeutic programs, contributing to a joint intellectual property portfolio that includes thirteen published patent applications generated through the NeuroThera-Clearmind collaboration globally.

The newly published application includes embodiments relating to the potential use of PEA in combination with MDMA, including potential effects on MDMA’s therapeutic potency, required dosing, associated side effects and therapeutic window.

FDA Finalizes Guidance Addressing Psychedelic Drug Development, Including MDMA

The U.S. patent application publication comes at a time of increasing federal attention to the development of psychedelic medicines and recent U.S. Food and Drug Administration (“FDA”) guidance addressing the clinical development of psychedelic drugs, including MDMA.

On July 14, 2026, the FDA finalized its guidance, “Psychedelic Drugs: Considerations for Clinical Investigations”. The guidance provides considerations for sponsors developing psychedelic drugs for medical conditions, including psychiatric disorders and substance use disorders.

The FDA’s final guidance explicitly includes MDMA within its definition of psychedelic drugs, describing the category as including classic psychedelics as well as “entactogens or empathogens such as 3,4-methylenedioxymethamphetamine (MDMA).” The guidance addresses considerations relating to clinical trial design, conduct, data collection, subject safety and new drug application requirements.

The FDA also notes that psychedelic drugs can present unique challenges in clinical development due to their psychoactive effects and alterations in mood, cognition and perception. The guidance provides sponsors with the FDA’s current recommendations for addressing these considerations as part of psychedelic drug development.

For NeuroThera and Clearmind, the FDA’s explicit inclusion of MDMA in its guidance regarding psychedelic drug development provides regulatory context for the collaboration’s MDMA-PEA intellectual property.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the potential therapeutic benefits, safety, efficacy, advantages and commercial potential of the combination of MDMA and N-acylethanolamines, including PEA; the potential of PEA to enhance MDMA’s therapeutic effects, reduce dosing requirements, mitigate side effects and broaden MDMA’s therapeutic window; the potential application of such combination in the treatment of PTSD, anxiety and eating disorders; the development, scope, value and potential benefits of NeuroThera’s intellectual property portfolio and its collaboration with Clearmind; and the potential impact of the FDA’s final guidance on the development and regulatory pathway of MDMA-based therapies. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

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